Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Relating to Preliminary Prospectus Dated February 9, 2012

File No. 333-178049

SYNACOR, INC.

February 9, 2012

This free writing prospectus relates only to the securities described in, and should be read together with the preliminary prospectus dated February 9, 2012 (the “Preliminary Prospectus”) included in Amendment No. 10 to the registration statement on Form S-1 (Commission File No. 333-178049).

To review a filed copy of the Preliminary Prospectus included in Amendment No. 10 to the registration statement on Form S-1, click on the following link: http://www.sec.gov/Archives/edgar/data/1408278/000119312512048693/d253349ds1a.htm

Price to public:	Between $5.00 and $6.00 per share

Trade date:	February 9, 2012

Closing date:	February 15, 2012

Common stock offered by Synacor:	5,454,545 shares

Common stock offered by the selling stockholders:	1,363,625 shares

Common stock to be outstanding immediately after this offering:	25,583,027 shares

Overallotment option offered by Synacor:	311,096 shares

Overallotment option offered by the selling stockholders:	711,629 shares

Net proceeds to Synacor:	Synacor estimates that its net proceeds from the sale of the 5,454,545 shares of common stock that it is offering will be approximately $25.2 million, assuming an initial public offering price of $5.50 per share, which is the midpoint of the range of the public offering price, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by Synacor. If the underwriters’ option to purchase additional shares in the offering is exercised in full, Synacor estimates that its net proceeds will increase by approximately $1.6 million. Synacor will not receive any of the proceeds from the sale of shares by the selling stockholders.

Dilution:	After giving effect to Synacor’s sale of 5,454,545 shares of common stock in this offering at an assumed initial public offering price of $5.50 per share, which is the midpoint of the range of the public offering price, and after deducting estimated underwriting discounts and commissions and estimated offering expenses, Synacor’s pro forma net tangible book value as of September 30, 2011 would have been $38.5 million, or $1.51 per share. This represents an immediate increase in pro forma net tangible book value of $0.85 per share attributable to existing investors and an immediate dilution in pro forma net tangible book value of $3.99 per share to purchasers of common stock in this offering. If the underwriters exercise in full their option to purchase additional shares of common stock in the offering, the pro forma net tangible book value per share after the offering would be $1.54 per share, the increase in pro forma net tangible book value per share to existing stockholders would be $0.88 per share and the dilution to new investors purchasing shares in this offering would be $3.96 per share.

The issuer has filed a registration statement including a prospectus with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request them by calling BofA Merrill Lynch at 866-500-5408 or Citigroup Global Markets Inc. at 800-831-9146.

The information presented in the Preliminary Prospectus is deemed to have changed to the extent affected by the changes described herein. This information does not purport to be a complete description of the securities or of the offering. Please refer to the Preliminary Prospectus, as amended hereby, for a complete description.